NEWS RELEASE

Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico

4.66 g/t Au over 64.0 m (Sulphide Zone), 4.02 g/t Au & 1.5% Zn over 22.9 m (Deep Potential), Regional Program Ramping Up with Encouraging Results.

Vancouver, BC – January 31, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its 2022 exploration activities at Camino Rojo and provide an overview of its 2023 exploration plans in Mexico. Updates on Orla's exploration activities in Nevada, US and Panama will be provided in the first quarter.

2022 Exploration Highlights: Camino Rojo (Mexico)

Camino Rojo Sulphides: The Sulphide drill program continued to return higher-grade gold intercepts (>2 g/t) over wide widths (>30 m). Notable results include:[1]

- Hole CRSX22-09B: **4.66 g/t Au over 64.0 m**
- Hole CRSX22-09A **2.76 g/t Au over 79.0 m**, incl. 3.22 g/t Au over 55.0m
- Hole CRSX22-08C: **2.81 g/t Au over 70.0 m**
- Hole CRSX22-10A: **1.92 g/t Au over 87.0 m**, incl. 3.14 g/t Au over 25.5 m
  and **1.74 g/t Au over 73.5m**, incl. 2.61 g/t Au over 24.0 m
- Hole CRSX22-09: **3.83 g/t Au over 40.5 m**, incl. 9.28 g/t Au over 9.0 m
  and **6.94 g/t Au over 16.0 m**
- Hole CRSX22-08B: **3.78 g/t Au over 37.0 m**
- Hole CRSX22-10: **2.71 g/t Au over 49.5 m**, incl. 6.80 g/t Au over 8.0 m

Camino Rojo Deep Potential: Drill results have shown that gold mineralization extends deeper than the limit of the current mineral resource. These deeper intercepts suggest gold mineralization remains open at depth along and adjacent to interpreted *feeder-like* structures for the currently defined Camino Rojo deposit. Notable result include:[1]

- Hole CRSX22-07: **4.02 g/t Au & 1.5% Zn over 22.9 m,** incl. 56.7 g/t Au & 17.2% Zn over 0.6 m

Regional Exploration: Encouraging drill result on the first diamond drill core hole completed outside the footprint of the Camino Rojo mine. The Guanamero target area is located approximately 7 km northeast of the Camino Rojo mine along the mine structural trend. Notable results include:[1]

- Hole CRED22-01: **0.54 g/t over 7.10 m,** incl. 4.12 g/t over 0.7 m (from 51.4 m)
  and **1.35 g/t over 2.35 m,** incl. 5.59 g/t over 0.5 m (from 104.95 m)

"The 2022 infill drilling of the sulphide extension of the Camino Rojo deposit has consistently generated exceptional gold intersections enhancing future development opportunity scenarios and potential to grow the resource at depth", stated Sylvain Guerard, Orla's Senior Vice President, Exploration. "We are excited to advance a full exploration pipeline in 2023 in an effort to upgrade and expand reserves and resources and make new discoveries on our large and under explored land package".

---

[1] All metres reported above are down-hole intervals, with true width estimates ranging from 66-100% of the reported interval. See Table 1 for estimated true widths of individual composites. All assays were performed on 1.5 metre core intervals and all drill core is HQ in diameter in size. The reported composites were not subject to "capping", however a preliminary analysis suggests that only 6 out of 2,910 samples exceeded the potential capping level of 27.0 g/t - these samples averaged 42.2 g/t gold (max. 73.6 g/t) and Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.

2022 Exploration: Camino Rojo (Mexico)

Exploration at Camino Rojo in 2022 focused on advancing the understanding of the sulphide deposit (the "Sulphide Project" or "Camino Rojo Sulphides") and testing priority regional targets to make new satellite discoveries.

Near Mine Exploration Results

Drill results at Camino Rojo Sulphides continue to support potential for underground development

Drilling continues to intercept wide zones of higher-grade gold mineralization, and in conjunction with metallurgical results from the 2021 drilling (see *news release dated May 9, 2022*), supports the potential for underground development and a standalone processing option for the Camino Rojo Sulphides. A large part of the 2022 program included infilling the sulphide deposit and improving the geological model to support potential underground mine development scenario. A total of 9,174 metres was completed in 15 holes, with 5 holes previously reported (see *news release dated September 12, 2022 - Orla Mining Advances Exploration & Growth Pipeline*). The 15 holes completed in 2022 returned 32 significant mineralized drill intercepts with grade-by-thickness factor greater than 50 g/t by metre Au (g/t * m), including 16 intercepts with grade-by-thickness factor greater than 100 g/t by metre Au. Full drill results are available in the Appendix to this news release and are available at www.orlamining.com.

The current mineral resource estimate for the Sulphide Project at Camino Rojo consists of 74 koz of measured resource (3.358 million tonnes at 0.69 g/t gold) and 7,221 koz of indicated resources (255.445 million tonnes at 0.88 g/t gold) and has an effective date of June 7, 2019.[2]

---

[2] Additional information can be found in the Camino Rojo Technical Report entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" and dated January 11, 2021.



2022 DRILL PROGRAM HOLE LOCATION
PLAN VIEW
ORLA CLAIM BOUNDARY
CRSX22-08
CRSX22-09
CRSX22-10
CRSX22-07
CRSX22-06
CRSX22-05
PHASE 2 DRILL COLLAR
OXIDE PIT OUTLINE 2021 FS
Kp DOMAIN
Pervasive Potassic Alteration
DIKE FAULT ZONE
BRECCIA FAULT ZONE
200M

Figure 1: Camino Rojo Sulphides 2022 Drill Program Hole Location (Plan View)



2022 DRILL PROGRAM
LONGITUDINAL SECTION
LOOKING NORTHWEST
Camino Rojo Project
200m section width
CRSX22-07
CRSX22-10
CRSX22-09
CRSX22-08
CRSX22-06
CRSX22-05
22.5m @ 2.64g/t Au
Incl. 12m @ 4.37g/t Au
79.5m @ 1.46 g/t Au
Incl. 15m @ 2.77 g/t Au
15.3m @ 3.28g/t Au
21m @ 3.13g/t Au
Incl. 10.5m @ 5.66g/t Au
46.5m @ 1.46g/t Au
Incl. 6m @ 3.38g/t Au
87m @ 1.92 g/t Au
Incl. 25.5m @ 3.14 g/t Au
49.5m @ 2.71 g/t Au
incl. 17.5m @ 3.21g/t Au
36.6m @ 3.20g/t Au
40.5m @ 1.40 g/t Au
Incl. 9m @ 2.72 g/t Au
73.5m @ 1.74g/t Au
Incl. 24m @ 2.61g/t Au
14.9m @ 5.31 g/t Au
incl. 8.9m @ 8.34g/t Au
39m @ 1.29 g/t Au
incl. 6m @ 2.43g/t Au
27.0m @ 2.13g/t
incl. 9.5m @ 4.43g/t Au
22.9m @ 4.02g/t Au
Incl. 6.1m @ 9.3g/t Au
(and Incl. 0.6m @ 56.7g/t Au
& 17.2% Zn)
79m @ 2.76g/t Au
61.2m @ 1.95g/t Au
incl. 19.5m @ 2.05g/t Au
27.5m @ 1.89g/t Au
41.5m @ 2.56g/t Au
incl. 19.5m @ 4.00g/t Au
64m @ 4.66 g/t Au
16m @ 6.94 g/t Au
40.1m @ 2.65g/t Au
incl. 23.5m @ 3.09g/t Au
52.5m @ 3.08g/t Au
incl. 28.5m @ 4.37g/t Au
21.2m @ 2.43 g/t Au
37m @ 3.78 g/t Au
40.5m @ 3.83 g/t Au
Incl. 9m @ 9.28 g/t Au
41m @ 1.83 g/t Au
Incl. 9m @ 3.24 g/t Au
34m @ 2.70 g/t Au
28.5m @ 2.81 g/t Au
Incl. 5.5m @ 6.22g/t Au
70m @ 2.81 g/t Au
20.0m @ 5.25g/t Au
52.5m @1.16g/t Au
Incl. 10.5m @ 2.02g/t Au
41.1m @1.93g/t Au
Incl. 11m @ 4.06g/t Au
CR OXIDE OPEN PIT
(CURRENT AND PROJECTED PIT OUTLINES)
Kp DOMAIN
CARACOL FM
INDIDURA FM
CUESTA DEL CURA FM
+1950m
+1800m
+1500m
+1300m
NEW ASSAY RESULTS
PREVIOUSLY REPORTED
2022 COMPOSITES (PHASE 2) >20gXm Au
2022 COMPOSITES (Phase 2 Previously Reported) >20gXm Au
2021 COMPOSITES (PHASE 1) >20gXm Au
HISTORICAL INTERCEPTS > 1.0 g/t
200M
Phase I & II Traces projected past section extents; All composites > 50gXm Au labelled

Figure 2: Camino Rojo Sulphides 2022 Drill Program Hole Location (Long Section)



Figure 3: Camino Rojo Sulphides 2022 Results (Cross Section, Hole CRSX22-08)

Vein domains constraining higher grade gold in sulphide deposit

The 2022 sulphide drill program has helped define areas of high vein concentrations ("vein domains") which coincide with higher grade (>2 g/t) gold mineralization. The vein domains are important geological controls on gold mineralization, constraining the distribution and continuity of higher-grade gold mineralization within the sulphide deposit. Improved confidence in geological controls will strengthen future mineral resource estimations.

Vein domains have been defined by combining recent oriented diamond drill core data and approximately 70,000 m of historical vein density and orientation data within the main zone of potassic alteration (Kp). This work has resulted in the definition of three steep northwest and five shallow south-southwest dipping vein domains (Figure 4). High grade gold (>10 g/t Au) appears to be concentrated at the intersection of these steep and shallow dipping domains.


CRSX22-07A,B,C
CROSS SECTION
LOOKING NORTHEAST
Camino Rojo Project
200m section width
CRSX22-07
NW
NE
+1950m
BRECCIA FAULT ZONE
DIKE FAULT ZONE
22.5m @ 2.64 g/t Au
incl. 12.0m @ 4.37 g/t Au
28.5m @ 1.62 g/t Au
incl. 15.0m @ 2.11 g/t Au
79.5m @ 1.46 g/t Au
incl. 15.0m @ 2.77 g/t Au
12.0m @ 3.29 g/t Au
40.5m @ 1.40 g/t Au
Incl. 9.0m @ 2.72 g/t Au
19.4m @ 2.23 g/t Au
Incl. 7.5m @ 3.02 g/t Au
18m @ 1.36 g/t Au
22.9m @ 4.02 g/t Au
Incl. 6.1m @ 9.30 g/t
& Incl. 0.6 m @ 56.7 g/t Au
& 17.2% Zn
27.5m @ 1.34 g/t Au
incl. 7.0m @ 2.52 g/t Au
15.3m @ 3.28 g/t Au
+1750m
5.2m @ 8.74 g/t Au
13.6m @ 2.72 g/t Au
36.6m @ 3.20 g/t Au
Incl. 1.5m @ 15.5 g/t Au
+1550m
27.0m @ 2.13 g/t Au
incl. 9.5m @ 4.43 g/t Au
15.0m @ 1.88 g/t Au
Incl. 10.5m @ 2.34g/t Au
CARACOL Fm
+1350m
INDIDURA Fm
+1150m
CUESTA DEL CURA Fm
LA PENA Fm
All composites > 50gXm Au labelled
*07A, B previously reported
0
125
250
metres
NEW ASSAY RESULTS
PREVIOUSLY REPORTED
VEIN DOMAINS
Kp ALTERATION
Ki ALTERATION
2022 INTERCEPTS (>20 gXm Au)
HISTORICAL INTERCEPTS (>20 gXm Au)
> 10 g/t Au ASSAYS

Figure 4: Camino Rojo Sulphides 2022 Program Vein Domains (Cross Section, Hole 7)

Potential new oxide mineralization outside current pit boundaries

Hole CRSX22-05, drilled as part of the 2022 sulphide drill program, intersected a mix of oxide and transitional material on the edge of the oxide open pit along the dike structure with mineralized intersections of **1.95 g/t over 61.2 m** and **1.03 g/t over 25.3 m** (see news release dated September 12, 2022 - Orla Mining Advances Exploration & Growth Pipeline). This positive intersection triggered follow-up drilling to further assess potential oxide pit extension over this area. Two holes were drilled in 2022 with CROX22-01, returning **1.10 g/t Au over 136.5 m**[3] and CROX22-02 returning **0.70 g/t Au over 290 m including 0.97 g/t Au over 147.5 m**[3]. Both holes intercepted the extension of the mineralization and associated oxidation that was intercepted in hole CRSX22-05, but within the current feasibility pit. Results so far indicate that mineralizing structures also act as pathways for deep oxidation beyond the current pit boundary. Further drilling is planned in 2023 to test for zones of oxidized mineralization that could potentially allow for local expansion of the oxide pit.

[3] Composites for the oxide drilling were calculated using 0.2 g/t Au cut-off grade and maximum 6 metres consecutive waste.

Deeper intersections suggest deep potential for extension of Camino Rojo Sulphides

Select holes from the recently completed 2022 sulphide drill program were extended to test the down plunge continuity of gold mineralization along the Dike Zone. These drill holes have returned encouraging and highly significant results, such as **4.02 g/t Au over 22.9 m**. Compilation of historical drill data has also confirmed high-grade gold intercepts over significant widths with a similar style of mineralization elsewhere below the current extents of the Camino Rojo resource estimation model.

Most of the gold mineralization at Camino Rojo has been defined in the Caracol Formation where auriferous veins are mostly constrained to a broad envelope of potassic alteration (Kp). Recent and compiled historical drilling indicates gold mineralization extends deeper into the underlying Indidura and Cuesta del Cura formations (and potentially deeper into other underlying units) along the Dike Zone and Breccia Fault Zone, suggesting these faults may be feeder-like structures for the Camino Rojo deposit. This deeper gold mineralization is hosted by skarn and calc-silicate alteration associated with manto-type mineralization with semi-massive to massive sulphides replacing bedding.

2022 notable results hosted in Indidura or Cuesta del Cura formations:

- Hole CRSX22-07: **4.02 g/t Au over 22.9 m, incl. 9.30 g/t Au over 6.1 m**
- Hole CRSX22-08B: **1.28 g/t Au over 24.6 m**
- Hole CRSX22-08B: **1.33 g/t Au over 17.2 m**
- Hole CRSX22-08C: **2.50 g/t Au over 9.1 m**
  Hole CRSX22-08C: **1.81 g/t Au over 19.4 m, incl. 2.51 g/t Au over 9.0 m**

Selected historical[4] results below Caracol Formation in Indidura or Cuesta del Cura Formations:

- Hole CR12-366D: 4.04 g/t Au over 46.5 m, incl. 6.26 g/t Au over 27.0 m
- Hole CR13-507DB: 3.08 g/t Au over 55.5 m, incl 5.67 g/t Au over 22.5 m
- Hole CR13-455D: 6.12 g/t Au over 21.0 m, incl 18.75 g/t Au over 6.0 m
- Hole CR13-454D: 2.11 g/t Au over 51.0 m, incl 6.72 g/t Au over 4.5 m
- Hole CR13-453D: 3.62 g/t Au over 27.0 m
- Hole CR14-597DG: 3.68 g/t Au over 25.5 m incl 11.49 g/t Au over 6.0 m

---

[4] Drill results presented are historical in nature. Such results were completed by Goldcorp Inc., a prior owner of the Camino Rojo Project. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.


DEEP POTENTIAL
GEOLOGICAL BLOCK DIAGRAM
Camino Rojo Project
SAN TIBURCIO FAULT ZONE
CRSX Phase 3 Traces
ORLA CLAIM BOUNDARY
POST-MINERAL COVER
CARACOL Fm
INDIDURA Fm
CUESTA DEL CURA Fm
LA PENA Fm
CUPIDO Fm
CRSX22-07
22.9m @ 4.02g/t Au & 1.5% Zn
Incl. 6.1m @ 9.3g/t Au & 3.4% Zn
(and incl. 0.6m @ 56.7g/t Au & 17.2% Zn)
CR12-347D
12.0m @ 3.85g/t Au
(Incl. 9m @ 4.87g/t)
CR13-451D
9m @ 4.22g/t Au
16.5m @ 3.01g/t Au
(Incl. 12m @ 3.99g/t)
CR13-455D
21.0m @ 6.12g/t Au
(Incl. 6m @ 18.75g/t)
CR13-470D
7.5m @ 4.8g/t Au
13.5m @ 5.74g/t Au
CR12-366D
46.5m @ 4.04g/t Au
(Incl. 27m @ 6.26g/t)
-500m
-1000m
Resource Model >2g/t Au
Kp Alteration
Composites >20GXM Au below Caracol contact
NEW RESULTS (2022)
HISTORICAL RESULTS
Deep Potential
Breccia fault zone (feeder)
Dike fault zone (feeder)
0
250
500 metres

Figure 5: Camino Rojo Sulphides Deep Potential 2022 Results


DEEP POTENTIAL
SCHEMATIC CROSS SECTION
Camino Rojo Project
POST-MINERAL COVER
NW
NE
CRSX Phase 3 Traces
ORLA CLAIM BOUNDARY
CARACOL Fm
INDIDURA Fm
CUESTA DEL CURA Fm
LA PENA Fm
CUPIDO Fm
CR13-384D
6m @ 3.52g/t Au
CR13-451D
9m @ 4.22g/t Au
16.5m @ 3.01g/t Au
(Incl. 12m @ 3.99g/t Au
500m
1000m
Breccia fault zone (feeder)
Dike fault zone (feeder)
Deep Potential
Resource Model >2g/t Au
Kp Alteration
Composites >20GXM Au below Caracol contact
HISTORICAL RESULTS
0
250
500
metres
Figure 6: Camino Rojo Sulphides Deep Potential (Schematic Cross Section)

Regional Exploration Results

Orla’s first diamond drill core hole outside the Camino Rojo deposit returned **0.54 g/t Au over 7.10 m and 1.35 g/t Au over 2.35 m** at the Guanamero target. Prior to this drill hole, meaningful gold mineralization had been restricted to the footprint of the Camino Rojo Deposit. These new regional exploration results, combined with strong exploration markers are a very encouraging step towards making a regional discovery. The positive exploration markers for Guanamero include the presence of gold-bearing mafic dikes, alteration and rock types similar to Camino Rojo deep potential target, as well as the Guanamero target being located on an extension of the mine trend.

Early-stage exploration targets were tested with reverse circulation (“RC”) drilling along the Camino Rojo Mine trend as well as to the south of the mine. One core hole (CRED22-01) was drilled into an IP anomaly at the Guanamero target area, approximately 7 km to the northeast of the mine. The Guanamero target area is defined by the northeast extension of diorite dikes along the regional structure hosting the Camino

Rojo Mine, the presence of a large high magnetic signature (1 km^2) and anomalous to significant results from Orla's wide-spaced 2021 RAB drill program (see [news release dated March 14, 2022](#)). Drill hole CRED22-01 intersected geology similar to that encountered in the deep potential at the Camino Rojo Mine: altered diorite and hornblende porphyry diorite dikes with calc-silicate to propylitic altered Cuesta del Cura, La Peña, and Cupido formations. Trace to 2% disseminated and fine sulphide (pyrite, pyrrhotite, sphalerite, magnetite) veinlets, stringers and breccia zones were intercepted throughout the length of the hole. Anomalous to significant gold results, as listed below, are associated with zones of breccia and sulphide dissemination and veinlets. Follow-up drilling will be performed in early 2023.

- **0.54 g/t over 7.10m, incl. 4.12 g/t over 0.7m** (from 51.4 m)
- 0.39 g/t over 5.50 m, **incl. 1.02 g/t over 1.5 m** (from 74.5 m)
- **1.35 g/t over 2.35 m, incl. 3.83 g/t over 0.8 m** (from 104.95 m)
- 0.24 g/t over 5.65 m, **incl. 1.42 g/t over 0.6m** (from 116.9 m)
- 0.44 g/t over 3.0 m (from 137.5 m)
- 0.20 g/t over 4.3 m (from 151.0 m)
- 0.32 g/t over 9.05 m (from 169.95 m)
- 0.11 g/t over 17.5 m (from 279.5 m)
- **2.17 g/t over 1.20 m** (from 398.3 m)
- **0.63 g/t over 1.5 m** (from 571.5 m)

Composites for the regional exploration drilling were calculated using 0.1 g/t Au cut-off grade and maximum 6 metres consecutive waste.



CAMINO ROJO REGIONAL EXPLORATION
2022 REGIONAL DRILL CORE PROGRAM RESULTS
MORTERILLA
EL BOCHO
CAMINO ROJO MINE TREND
GUANAMERO
CENTRO
CAMINO ROJO
CAMINO ROJO SW
SAN TIBURCIO FAULT ZONE
CRED22-01
7.1m @ 0.54 g/t Au incl. 0.7m @ 4.12 g/t Au
5.5m @ 0.39 g/t Au incl. 1.5m @ 1.02 g/t Au
2.4m @ 1.35 g/t Au incl. 0.8m @ 3.83 g/t Au
5.7m @ 0.24 g/t Au incl. 0.6m @ 1.42 g/t Au
3m @ 0.44 g/t Au incl. 1.5m @ 0.62 g/t Au
4.3m @ 0.20 g/t Au
9.1m @ 0.32 g/t Au incl. 1.7m @ 1.43 g/t Au
17.5m @ 0.11 g/t Au
1.2m @ 2.17 g/t Au
1.5m @ 0.63 g/t Au
STRUCTURES
ORLA PROPERTY
TARGET AREAS
REGIONAL TREND
DRILLING
2022 RC/RAB
2022 SULPHIDE EXTENSION
2022 REGIONAL CORE
HISTORICAL
LA CARDONA
LAS CATAS
20 km
5 KILOMETRES
HIGH CHARGE
LOW CHARGE
IP CHARGEABILITY
300m Depth Slice

Figure 7: Camino Rojo Regional Exploration Program Guanamero Results (Hole 1)


CORE HOLE CRED22-01
VERTICAL SECTION
LOOKING NORTH NORTHEAST ±50M
Guanamero
Camino Rojo Project
RABCR21-105B
CRED22-01
17m @ 0.13 g/t Au
7.1m @ 0.54 g/t Au incl. 0.7m @ 4.12 g/t Au
5.5m @ 0.39 g/t Au incl. 1.5m @ 1.02 g/t Au
2.4m @ 1.35 g/t Au incl. 0.8m @ 3.83 g/t Au
5.7m @ 0.24 g/t Au incl. 0.6m @ 1.42 g/t Au
3m @ 0.44 g/t Au incl. 1.5m @ 0.62 g/t Au
4.3m @ 0.20 g/t Au
9.1m @ 0.32 g/t Au incl. 1.7m @ 1.43 g/t Au
CREI20-12
+1800
17.5m @ 0.11 g/t Au
1.57m @ 0.11 g/t Au
+1600
1.2m @ 2.17 g/t Au
NEW ASSAY RESULTS
PREVIOUSLY REPORTED
2022 COMPOSITES
HISTORICAL INTERCEPTS
+1400
1.5m @ 0.63 g/t Au
200m
Composites criteria: 0.1g/t Au cog, max consecutive internal waste 6m
Including: 0.5g/t Au cog, max consecutive internal waste 6m

Figure 8: Guanamero Drill Results (Hole 1)

2023 Exploration Plans & Strategy: Camino Rojo (Mexico)

Mexico Exploration 2023	Program	Drilling Planned	Spend
Camino Rojo Layback Drilling *(capitalized)*	Infill on oxide mine layback area	3,000 m DD	$2m
Camino Rojo Sulphides Drilling	Infilling sulphides and other near-mine drilling	34,000 m DD sulphides (20% deep extension) 6,500 m DD (oxides)	$16m
Camino Rojo Regional Exploration	Target drill testing and target definition	15,000-20,000 m RC 2,000-5,000 m DD +Geophysical & geochemical surveys	$4m
Total Mexico Exploration			**$22m**

Near Mine Exploration

Camino Rojo layback reserve drilling

A 3,000 metre, 22-hole drill program to confirm and delineate mineralization located in the oxide pit layback and allow for potential update of mineral resource and reserve estimates will be completed in 2023. This program will seek to define additional oxide reserves at the Camino Rojo Mine following confirmatory core drilling on the Fresnillo Plc ("Fresnillo") property, located immediately north and adjacent of the Camino Rojo oxide mine open pit. While historical drilling indicates that mineralization continues across the property boundary onto the Fresnillo layback area, no ounces from this area are currently included in the Camino Rojo mineral reserve estimate.



PIT LAYBACK
Camino Rojo Project
CROSS SECTION
LOOKING WEST
PROPERTY BOUNDARY
SOUTH
NORTH
1.6 Moz Au RESERVE[1]
-300m
OXIDE PIT SUBJECT TO
LAYBACK AGREEMENT
PLANNED
DRILL HOLE
BLOCK GRADE
> 3.0 g/t Au
> 1.0 g/t Au
> 0.5 g/t Au
> 0.1 g/t Au
CLAIM BOUNDARY
PROJECTED PIT OUTLINE
Cross-section line
PLANNED DRILL COLLARS
500m

Figure 9: Camino Rojo Oxide Layback Drilling Plan (Cross Section)

Camino Rojo Sulphides drilling continuation

A 34,000-metre, 57 hole follow-up drill program will continue to infill the Camino Rojo Sulphides in 2023. 20% of the holes will extend to test the deep potential of the deposit. In addition, 6,500m will be drilled on the extensions of the Camino Rojo oxide deposit to update and expand resources and reserves.

Based on the positive results encountered in the 2021 and 2022 programs, more closely spaced, south-oriented drilling will be required to fully capture the extent of a potential underground resource. To date, 15,253 metres of directional drilling has been completed. This drilling has continued to inform Orla's perspective on the development approach to the deposit. The 2023 drilling is expected to strengthen the confidence for the development of a Preliminary Economic Assessment ("PEA") that contemplates underground mining by infilling the higher-grade (>2 g/t) portions of the deposit with 50 metre spacing of South-oriented drill holes. Overall drill spacing at the end of this next phase, including historical north-oriented drill holes, will be 25-30 metres. Upon the completion of the 2023 additional south oriented directional drilling and test work programs, a PEA is expected to be completed based on the optimal development scenario for Orla.

Regional Exploration

Approximately 15,000-20,000 metres of RC drilling and 2,000-5,000 metres of core drilling is planned for regional exploration in 2023. Regional exploration will consist of drill testing multiple targets outside the Camino Rojo deposit including priority targets along the northeast-southwest mine trend, including targets associated with recently defined IP anomalies. Priority targets such as Guanamero and Monterilla at the north-east and CR SW immediately to the south-west of the Camino Rojo deposit were only partially tested in 2022 and will be drill tested in 2023. Geophysical and geochemical surveys are also planned for 2023 to keep defining new targets.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2022 drilling programs at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2022 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Laboratories is independent of Orla. There are no known drilling, sampling,



recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled *"Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico"* dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled *"Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama"* dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled *"South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada"* dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at Camino Rojo based on the 2022 drill program, including the potential for local expansion of the oxide pit at Camino Rojo, the deep potential of the Camino Rojo Sulphides and the potential for additional regional discoveries; and the Company's 2023 drill program, including the expected expenditures, timing, benefits, and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent

agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Near Mine Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Au g/t	Ag g/t	Au GXM	Au GXM (TW)	Including 2.0g/t Au COG	Including 10g/t Au HG	Ox / Sx
CRSX22-07	439.80	441.30	1.50	1.01	1.32	39.3	1.98	1.33			SX
CRSX22-07	454.80	456.30	1.50	1.01	3.47	49.0	5.21	3.51	1.5m @ 3.47g/t Au		SX
CRSX22-07	465.30	544.80	79.50	53.59	1.46	5.5	115.85	78.09	15m @ 2.77g/t Au 1.5m @ 2.03g/t Au 1.5m @ 2.91g/t Au 4.5m @ 2.88g/t Au 3m @ 2.28g/t Au 1.5m @ 2.41g/t Au 3m @ 3.74g/t Au		SX
CRSX22-07	556.80	561.30	4.50	3.04	1.55	4.3	6.97	4.71			SX
CRSX22-07	567.30	607.80	40.50	27.35	1.40	4.0	56.54	38.19	1.5m @ 5.12g/t Au 9m @ 2.72g/t Au		SX
CRSX22-07	619.80	627.30	7.50	5.09	1.82	1.4	13.62	9.25	1.5m @ 5.67g/t Au		SX
CRSX22-07	646.80	648.30	1.50	1.02	2.29	8.4	3.44	2.33	1.5m @ 2.29g/t Au		SX
CRSX22-07	663.30	664.80	1.50	1.02	1.16	6.5	1.74	1.18			SX
CRSX22-07	673.50	675.00	1.50	1.02	1.19	7.5	1.78	1.20			SX
CRSX22-07	681.00	682.50	1.50	1.01	1.55	5.2	2.33	1.57			SX
CRSX22-07	685.50	687.00	1.50	1.01	1.20	37.5	1.79	1.21			SX
CRSX22-07	777.60	800.50	22.90	15.43	4.02	12.2	92.03	62.01	6.05m @ 9.3g/t Au 9.1m @ 3.19g/t Au	0.6m @ 56.7g/t Au 1m @ 16.75g/t Au	SX
CRSX22-07	807.00	808.50	1.50	1.01	1.28	1.0	1.92	1.29			
CRSX22-07	813.00	814.50	1.50	1.00	1.37	11.0	2.05	1.37			
CRSX22-07	819.00	820.50	1.50	1.00	1.46	9.1	2.18	1.46			
CRSX22-07	831.00	834.00	3.00	2.00	1.32	2.4	3.97	2.65			
CRSX22-07	888.00	890.20	2.20	1.46	2.86	8.2	6.29	4.17	1m @ 4.9g/t Au		
CRSX22-07C	295.90	297.40	1.50	1.02	1.52	5.5	2.28	1.56			SX
CRSX22-07C	304.90	306.40	1.50	1.02	1.08	1.5	1.61	1.10			SX
CRSX22-07C	307.90	316.50	8.60	5.87	1.01	8.3	8.70	5.93	1.8m @ 2.02g/t Au		SX
CRSX22-07C	338.35	340.15	1.80	1.23	1.16	5.4	2.09	1.43			SX
CRSX22-07C	435.80	441.60	5.80	4.52	2.03	48.3	11.76	9.15	4.3m @ 2.29g/t Au		SX
CRSX22-07C	455.10	477.60	22.50	17.39	2.64	11.3	59.39	45.91	12m @ 4.37g/t Au	1.5m @ 12.85g/t Au	SX
CRSX22-07C	496.90	525.40	28.50	21.99	1.62	8.1	46.30	35.72	15m @ 2.11g/t Au 1.5m @ 2.56g/t Au		SX
CRSX22-07C	534.40	535.90	1.50	1.16	1.54	6.9	2.31	1.78			SX
CRSX22-07C	540.40	541.90	1.50	1.16	1.18	2.3	1.77	1.37			SX
CRSX22-07C	559.90	562.90	3.00	2.31	3.20	4.3	9.59	7.39	1.5m @ 4.6g/t Au		SX
CRSX22-07C	569.70	572.50	2.80	2.15	4.55	20.1	12.74	9.79	2.8m @ 4.55g/t Au		SX
CRSX22-07C	580.00	585.00	5.00	3.83	1.62	6.3	8.08	6.19	1.5m @ 3.21g/t Au		SX
CRSX22-07C	610.00	614.05	4.05	3.12	1.61	1.3	6.54	5.03	1.5m @ 3.19g/t Au		SX
CRSX22-07C	636.15	637.65	1.50	1.15	1.22	19.5	1.82	1.40			SX
CRSX22-07C	645.15	664.50	19.35	14.85	2.23	21.8	43.20	33.15	1.5m @ 9.87g/t Au 7.2m @ 3.02g/t Au		SX
CRSX22-07C	673.50	675.00	1.50	1.15	2.54	25.2	3.81	2.92	1.5m @ 2.54g/t Au		SX
CRSX22-07C	760.50	763.50	3.00	2.34	1.11	8.8	3.34	2.60			SX
CRSX22-07C	771.00	772.70	1.70	1.33	3.55	12.4	6.04	4.71	1.7m @ 3.55g/t Au		SX
CRSX22-08	523.00	524.50	1.50	1.40	1.99	7.6	2.99	2.79			SX
CRSX22-08	542.50	544.00	1.50	1.40	1.17	1.0	1.76	1.64			SX
CRSX22-08	564.50	605.50	41.00	38.26	1.83	7.7	75.16	70.14	0.9m @ 9.3g/t Au 9m @ 2.77g/t Au 9m @ 3.24g/t Au		SX
CRSX22-08	612.50	641.00	28.50	26.52	2.81	9.5	80.07	74.51	6m @ 4.35g/t Au 5.45m @ 6.22g/t Au 1.5m @ 4.73g/t Au	1.5m @ 13.5g/t Au 1.5m @ 15.3g/t Au	612.5 - 619.3 SX 619.3 - 626.65 626.65 - 627.5 OX 627.5 - 636.4 TRSX 636.4 - 641 SX
CRSX22-08	648.60	657.50	8.90	8.27	2.53	6.4	22.55	20.95	0.6m @ 29.3g/t Au	0.6m @ 29.3g/t Au	SX
CRSX22-08	665.00	673.60	8.60	7.98	2.02	22.7	17.35	16.10	3.05m @ 3.93g/t Au		SX
CRSX22-08	849.00	850.50	1.50	1.01	1.72	2.3	2.58	1.74			SX
CRSX22-08	879.00	880.50	1.50	1.00	1.25	15.2	1.87	1.25			879 - 879.3 FR 879.3 - 880.5 TROL
CRSX22-08	910.50	914.00	3.50	2.35	1.76	1.8	6.15	4.13	0.5m @ 7.33g/t Au		SX
CRSX22-08B	495.50	497.00	1.50	1.50	1.07	9.1	1.61	1.60			SX
CRSX22-08B	519.00	520.70	1.70	1.70	1.14	40.9	1.93	1.93			SX
CRSX22-08B	545.50	557.30	11.80	11.77	2.07	10.9	24.47	24.40	2m @ 9.27g/t Au	0.5m @ 29.5g/t Au	545.5 - 546.7 SX 546.7 - 557.3 TRSX
CRSX22-08B	568.50	605.45	36.95	36.83	3.78	14.7	139.68	139.22	35.75m @ 3.86g/t Au	1.5m @ 21.7g/t Au 1.5m @ 16g/t Au	568.5 - 578.75 TRSX 578.75 - 579 TROL 579 - 580.5 TRSX 580.5 - 580.78 TROH 580.78 - 584.79 TRSX 584.79 - 586.39 TROL 586.39 - 599.42 TRSX 599.42 - 599.46 TROH 599.46 - 602 TROL 602 - 605.45 TROH
CRSX22-08B	611.50	645.50	34.00	33.87	2.70	4.5	91.83	91.47	1.5m @ 9.88g/t Au 24m @ 2.8g/t Au	1.4m @ 21g/t Au	611.5 - 619.2 TROL 619.2 - 645.5 SX
CRSX22-08B	651.60	668.00	16.40	16.33	1.85	4.9	30.40	30.26	10.4m @ 2.54g/t Au		651.6 - 651.7 SX 651.7 - 654 TRSX 654 - 668 SX
CRSX22-08B	693.00	698.00	5.00	4.38	1.20	0.7	6.00	5.25			TRSX

CRSX22-08B	734.50	751.50	17.00	14.93	1.05	3.8	17.80	15.64	1.3m @ 2.75g/t Au		734.5 - 736.7 TROL 736.7 - 742.15 SX 742.15 - 748.4 748.4 - 751.5 TROL
CRSX22-08B	756.00	757.50	1.50	1.32	1.23	12.7	1.85	1.62			TRSX
CRSX22-08B	772.00	777.70	5.70	4.99	1.75	11.8	10.00	8.76	1m @ 3.86g/t Au 1.7m @ 2.17g/t Au		TRSX
CRSX22-08B	785.00	786.50	1.50	1.31	2.06	17.0	3.09	2.70	1.5m @ 2.06g/t Au		TRSX
CRSX22-08B	806.00	830.60	24.60	21.49	1.28	9.6	31.44	27.46	4.5m @ 3.01g/t Au		SX
CRSX22-08B	858.80	876.00	17.20	14.97	1.33	17.8	22.87	19.90	1.5m @ 4.92g/t Au		SX
CRSX22-08C	534.00	535.50	1.50	1.48	4.03	3.8	6.05	5.97	1.5m @ 4.03g/t Au		SX
CRSX22-08C	550.00	559.50	9.50	9.37	2.64	8.6	25.12	24.78	9.5m @ 2.64g/t Au		SX
CRSX22-08C	568.50	585.00	16.50	16.26	2.32	19.3	38.34	37.79	1.5m @ 6.3g/t Au 3m @ 7.1g/t Au		SX
CRSX22-08C	593.00	663.00	70.00	68.90	2.81	9.1	196.45	193.35	70m @ 2.81g/t Au	1.5m @ 11.55g/t Au 1.5m @ 14.05g/t Au	593 - 595.6 TRSX 595.6 - 597.7 TROL 597.7 - 600.25 OX 600.25 - 602.4 TROL 602.4 - 607.4 TRSX 607.4 - 609 TROL 609 - 611.56 TRSX 611.56 - 613.13 SX 613.13 - 613.65 TROL 613.65 - 615.65 TRSX 615.65 - 617.8 TROL 617.8 - 619.9 SX 619.9 - 627.7 TROL 627.7 - 663 SX
CRSX22-08C	673.50	679.50	6.00	4.94	2.88	4.2	17.29	14.25	4.5m @ 3.35g/t Au		SX
CRSX22-08C	690.00	702.00	12.00	9.91	1.32	2.0	15.79	13.03	1.5m @ 3g/t Au 1.5m @ 2.77g/t Au		TRSX
CRSX22-08C	715.00	723.00	8.00	6.61	1.21	5.7	9.69	8.01	0.85m @ 4.13g/t Au		715 - 720.35 TRSX 720.35 - 723 SX
CRSX22-08C	730.50	740.50	10.00	8.27	1.11	3.8	11.10	9.17	1.5m @ 2.88g/t Au 1.5m @ 2.88g/t Au		730.5 - 736.05 SX 736.05 - 740.5 TRSX
CRSX22-08C	784.00	785.50	1.50	1.25	1.94	11.7	2.90	2.41			SX
CRSX22-08C	800.50	802.00	1.50	1.25	4.42	40.8	6.63	5.51	1.5m @ 4.42g/t Au		SX
CRSX22-08C	849.95	852.00	2.05	1.70	2.14	10.0	4.39	3.65	2.05m @ 2.14g/t Au		SX
CRSX22-08C	858.40	867.50	9.10	7.56	2.50	8.2	22.73	18.89	7.6m @ 2.79g/t Au		SX
CRSX22-08C	876.50	878.00	1.50	1.25	2.07	1.8	3.11	2.58	1.5m @ 2.07g/t Au		SX
CRSX22-08C	885.00	886.50	1.50	1.25	2.35	11.9	3.53	2.93			SX
CRSX22-08C	908.50	927.85	19.35	16.08	1.81	9.2	34.96	29.06	9m @ 2.51g/t Au 2.6m @ 2.75g/t Au		SX
CRSX22-09	489.50	491.00	1.50	1.34	2.23	5.3	3.35	3.00	1.5m @ 2.23g/t Au		SX
CRSX22-09	522.00	538.00	16.00	13.15	6.94	36.5	111.10	91.30	14.5m @ 7.48g/t Au	1.5m @ 17.7g/t Au 1.5m @ 11.8g/t Au 2m @ 17.77g/t Au	SX
CRSX22-09	547.00	587.50	40.50	36.23	3.83	12.1	154.96	138.63	7.5m @ 6.74g/t Au 9m @ 9.28g/t Au	1.5m @ 26.4g/t Au 1.2m @ 29g/t Au 1.5m @ 13.1g/t Au	547 - 567.7 TRSX 567.7 - 582.8 SX 582.8 - 587.5 TRSX
CRSX22-09	595.50	606.00	10.50	9.39	1.08	4.4	11.39	10.18	1.5m @ 2.88g/t Au 1.5m @ 2.32g/t Au		SX
CRSX22-09	609.00	631.00	22.00	18.09	1.01	1.5	22.32	18.35	1.5m @ 3.33g/t Au 1.2m @ 3.54g/t Au		SX
CRSX22-09	656.50	671.00	14.50	12.95	1.90	4.2	27.53	24.59	7m @ 3.17g/t Au		SX
CRSX22-09	678.50	679.50	1.00	0.89	1.85	0.7	1.85	1.65			SX
CRSX22-09A	467.40	468.40	1.00	0.99	5.78	16.6	5.78	5.70	1m @ 5.78g/t Au		FR
CRSX22-09A	482.00	485.00	3.00	2.96	1.08	20.2	3.23	3.18			482 - 482.6 FR 482.6 - 485 SX
CRSX22-09A	492.50	571.50	79.00	77.87	2.76	9.3	218.25	215.14	55m @ 3.22g/t Au 1.5m @ 5.71g/t Au 3m @ 4.44g/t Au	1.5m @ 10.1g/t Au	SX
CRSX22-09A	579.00	591.00	12.00	11.81	1.32	3.5	15.86	15.61	4.5m @ 2.3g/t Au		SX
CRSX22-09A	600.00	605.50	5.50	5.41	2.53	5.2	13.91	13.69	1.5m @ 6.31g/t Au		SX
CRSX22-09A	612.50	614.00	1.50	1.48	3.18	3.5	4.77	4.69	1.5m @ 3.18g/t Au		SX
CRSX22-09A	620.50	624.50	4.00	3.94	1.37	5.2	5.46	5.38			620.5 - 621.6 SX 621.6 - 624.5 TRSX
CRSX22-09A	629.70	631.00	1.30	1.07	2.32	2.7	3.02	2.48	1.3m @ 2.32g/t Au		OX
CRSX22-09A	648.00	656.50	8.50	6.99	1.22	5.8	10.40	8.55	2.5m @ 2.94g/t Au		648 - 651.5 TRSX 651.5 - 656.5 SX
CRSX22-09A	671.50	682.00	10.50	8.64	1.19	2.9	12.47	10.27	1.5m @ 4.37g/t Au		SX
CRSX22-09A	695.50	748.00	52.50	43.22	1.16	8.9	60.98	50.19	1.5m @ 4.39g/t Au 1.5m @ 2.36g/t Au 1.5m @ 2.1g/t Au 10.5m @ 2.02g/t Au		695.5 - 722 SX 722 - 723.7 TROL 723.7 - 748 SX
CRSX22-09A	760.40	801.50	41.10	34.04	1.93	15.1	79.14	65.55	3m @ 3.31g/t Au 11m @ 4.06g/t Au	1.05m @ 25.6g/t Au	SX
CRSX22-09B	460.50	462.00	1.50	1.43	1.40	15.8	2.09	2.00			SX
CRSX22-09B	481.50	483.00	1.50	1.44	2.13	24.7	3.20	3.06	1.5m @ 2.13g/t Au		SX
CRSX22-09B	499.50	563.45	63.95	61.07	4.66	17.2	298.22	284.78	57.55m @ 5.08g/t Au	0.85m @ 10g/t Au 0.75m @ 35.2g/t Au 1.2m @ 13.75g/t Au 1.6m @ 10.85g/t Au 0.75m @ 73.6g/t Au 1.5m @ 16.5g/t Au 1.5m @ 19.7g/t Au	499.5 - 533.85 SX 533.85 - 553.9 TRSX 553.9 - 563.45 SX
CRSX22-09B	571.00	592.20	21.20	20.21	2.43	7.2	51.55	49.14	18.2m @ 2.64g/t Au		571 - 582.1 TRSX 582.1 - 587.5 SX 587.5 - 592.2

CRSX22-09B	600.00	615.50	15.50	14.78	1.26	1.7	19.50	18.59	1.5m @ 2.07g/t Au 0.6m @ 11.9g/t Au	0.6m @ 11.9g/t Au	600 - 606.35 606.35 - 615.5 SX
CRSX22-09B	646.65	652.75	6.10	4.49	3.05	7.9	18.61	13.70	4.05m @ 4.01g/t Au	0.8m @ 15.05g/t Au	SX
CRSX22-09B	659.80	660.50	0.70	0.51	8.04	8.3	5.63	4.14	0.7m @ 8.04g/t Au		SX
CRSX22-09B	671.00	684.50	13.50	9.91	1.21	3.5	16.34	11.99	3m @ 2.51g/t Au 1.5m @ 2.14g/t Au		671 - 671.1 SX
CRSX22-09B	708.50	730.90	22.40	16.37	1.18	7.9	26.40	19.30	0.7m @ 8.8g/t Au 1.5m @ 3.13g/t Au		
CRSX22-09B	747.70	749.20	1.50	1.09	1.68	23.4	2.51	1.83			
CRSX22-10	368.00	369.00	1.00	0.81	1.64	4.4	1.64	1.32			FR
CRSX22-10	370.50	372.00	1.50	1.21	1.26	12.2	1.88	1.52			FR
CRSX22-10	418.50	420.00	1.50	1.21	1.10	3.4	1.65	1.33			SX
CRSX22-10	456.00	462.00	6.00	4.82	2.09	26.3	12.55	10.08	1.5m @ 5.54g/t Au		SX
CRSX22-10	483.00	484.50	1.50	1.20	1.19	6.4	1.78	1.43			SX
CRSX22-10	491.00	501.50	10.50	8.43	3.93	14.3	41.29	33.15	4.5m @ 8.48g/t Au	1.5m @ 18.8g/t Au	SX
CRSX22-10	515.00	524.00	9.00	7.22	1.26	10.5	11.32	9.09	1.5m @ 3.47g/t Au		SX
CRSX22-10	531.50	581.00	49.50	39.70	2.71	6.6	134.37	107.77	1.5m @ 2.86g/t Au 17.5m @ 3.21g/t Au 8m @ 6.8g/t Au 3m @ 2.06g/t Au	1.5m @ 22.7g/t Au 2.7m @ 17.3g/t Au	SX
CRSX22-10	588.50	603.50	15.00	12.02	1.20	5.2	18.00	14.42	1.5m @ 2.32g/t Au 1.5m @ 4.81g/t Au		SX
CRSX22-10	618.50	620.00	1.50	1.20	10.30	7.1	15.45	12.38	1.5m @ 10.3g/t Au	1.5m @ 10.3g/t Au	SX
CRSX22-10	626.60	641.50	14.90	11.93	5.31	14.9	79.19	63.38	8.9m @ 8.34g/t Au	1.4m @ 12.15g/t Au 2.6m @ 18.89g/t Au	SX
CRSX22-10	652.00	655.00	3.00	2.40	1.97	4.1	5.92	4.73	1.5m @ 2.46g/t Au		SX
CRSX22-10	664.00	703.00	39.00	31.05	1.29	9.2	50.39	40.12	6m @ 2.43g/t Au 1.5m @ 2.54g/t Au 1.5m @ 4.73g/t Au 1.5m @ 3.77g/t Au		SX
CRSX22-10	712.00	715.30	3.30	2.62	3.32	35.0	10.95	8.70	1.8m @ 4.9g/t Au		SX
CRSX22-10	725.50	732.50	7.00	5.56	1.86	20.4	13.03	10.34	5.5m @ 2.08g/t Au		SX
CRSX22-10	739.50	741.00	1.50	1.19	1.89	14.9	2.84	2.25			SX
CRSX22-10	747.00	748.50	1.50	1.19	1.32	8.2	1.98	1.57			SX
CRSX22-10	762.00	763.50	1.50	1.19	4.57	26.1	6.86	5.44	1.5m @ 4.57g/t Au		SX
CRSX22-10	775.50	777.00	1.50	1.22	1.09	10.7	1.64	1.32			SX
CRSX22-10A	456.50	459.50	3.00	2.72	1.87	12.3	5.61	5.09	1.5m @ 2.65g/t Au		SX
CRSX22-10A	468.50	470.00	1.50	1.36	2.00	13.4	3.00	2.72	1.5m @ 2g/t Au		SX
CRSX22-10A	492.50	506.00	13.50	12.23	3.10	33.8	41.84	37.89	10.5m @ 3.55g/t Au		SX
CRSX22-10A	524.00	545.00	21.00	18.96	3.13	6.8	65.71	59.33	10.5m @ 5.66g/t Au	1.5m @ 24g/t Au	SX
CRSX22-10A	555.50	642.50	87.00	78.32	1.92	7.8	167.35	150.65	1.5m @ 3.07g/t Au 25.5m @ 3.14g/t Au 9m @ 2.99g/t Au 1.5m @ 5.7g/t Au 1.5m @ 2.94g/t Au 9m @ 2.03g/t Au	1.5m @ 10.5g/t Au	SX
CRSX22-10A	657.50	665.00	7.50	6.73	2.53	21.9	18.98	17.04	1.5m @ 8.87g/t Au		SX
CRSX22-10A	678.50	680.00	1.50	1.35	1.83	22.9	2.75	2.46			SX
CRSX22-10A	689.00	762.50	73.50	65.86	1.74	10.6	127.80	114.52	4.5m @ 2.08g/t Au 24m @ 2.61g/t Au 4.5m @ 2.25g/t Au 1.5m @ 2.4g/t Au 7.5m @ 2.23g/t Au		SX
CRSX22-10A	774.50	780.50	6.00	5.36	5.61	16.4	33.68	30.11	4.5m @ 6.85g/t Au	1.5m @ 11.95g/t Au	SX
CRSX22-10A	788.00	789.00	1.00	0.90	1.61	13.8	1.61	1.45			SX
CRSX22-10B	464.50	466.00	1.50	1.38	1.24	45.8	1.85	1.71			SX
CRSX22-10B	487.50	489.00	1.50	1.38	4.93	68.6	7.40	6.81	1.5m @ 4.93g/t Au		SX
CRSX22-10B	496.50	504.00	7.50	6.91	3.29	23.6	24.69	22.75	3m @ 6.58g/t Au		SX
CRSX22-10B	516.00	517.50	1.50	1.38	12.20	95.1	18.30	16.86	1.5m @ 12.2g/t Au	1.5m @ 12.2g/t Au	SX
CRSX22-10B	526.50	573.00	46.50	42.32	1.46	4.6	67.82	61.73	1.5m @ 2.15g/t Au 6m @ 3.38g/t Au 9m @ 2.29g/t Au		SX

Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added

Table 2: Camino Rojo Oxide Pit Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au g/t	Ag g/t	Au GXM	Including 0.5g/t Au COG	Including 1g/t Au COG	Including 2g/t Au COG
CROX22-01	21.50	71.50	50.00	0.99	11.5	49.48	1.5m @ 1g/t Au 39.5m @ 1.18g/t Au	1.5m @ 1.58g/t Au 25m @ 1.56g/t Au	1.6m @ 2.93g/t Au 6.05m @ 2.37g/t Au 1.5m @ 2.03g/t Au 1.3m @ 6.18g/t Au
CROX22-01	79.00	84.40	5.40	1.31	4.3	7.07	5.4m @ 1.31g/t Au	1.5m @ 4.1g/t Au	1.5m @ 4.1g/t Au
CROX22-01	98.70	133.50	34.80	0.42	13.3	14.63	1.3m @ 0.64g/t Au 1.5m @ 0.64g/t Au 1.5m @ 0.75g/t Au 1.5m @ 2.34g/t Au 2.9m @ 0.94g/t Au	1.5m @ 2.34g/t Au 1.4m @ 1.2g/t Au	1.5m @ 2.34g/t Au
CROX22-01	144.50	281.00	136.50	1.10	17.5	149.55	1.5m @ 0.62g/t Au 112.2m @ 1.29g/t Au	5.5m @ 1.6g/t Au 1.5m @ 1.83g/t Au 3m @ 4.9g/t Au 56.5m @ 1.64g/t Au 4.5m @ 1.41g/t Au	1.4m @ 3.11g/t Au 1.5m @ 7.82g/t Au 21.5m @ 2.06g/t Au 1.5m @ 2.08g/t Au 4.3m @ 2.06g/t Au 1.5m @ 2.02g/t Au 1.5m @ 2.57g/t Au
CROX22-02	0.00	290.00	290.00	0.70	10.6	203.01	3.6m @ 0.54g/t Au 1.5m @ 0.66g/t Au 1.5m @ 1.44g/t Au 147.5m @ 0.97g/t Au 10.65m @ 0.86g/t Au 25.95m @ 0.59g/t Au	1.5m @ 1.44g/t Au 5.5m @ 1.33g/t Au 45.5m @ 1.59g/t Au 10.5m @ 1.17g/t Au 1.5m @ 1.17g/t Au 4.95m @ 1.07g/t Au	1.5m @ 3.18g/t Au 4m @ 2.8g/t Au 6m @ 3.13g/t Au 1.5m @ 2.3g/t Au 1.75m @ 2.21g/t Au

4.5m @ 0.92g/t Au	15.65m @ 1.12g/t Au	1.8m @ 2.22g/t Au
3.2m @ 0.72g/t Au	5.7m @ 1.15g/t Au	1.15m @ 3.11g/t Au
1.5m @ 0.53g/t Au	1.5m @ 1.05g/t Au	
1.5m @ 0.88g/t Au	1.5m @ 1.01g/t Au	
	1.7m @ 1.37g/t Au	

Criteria: Cut off grade 0.2g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Table 3: Camino Rojo Regional Program Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au g/t	Ag g/t	Au GXM	Including 0.5g/t Au COG	Including 1g/t Au COG	Met Code
CRED22-01	*51.40*	*58.50*	*7.10*	*0.54*	*0.6*	*3.81*	*0.7m @ 4.12g/t Au*	*0.7m @ 4.12g/t Au*	51.4 - 52.48 SX 52.48 - 52.83 OX 52.83 - 58.5 SX
CRED22-01	*74.50*	*80.00*	*5.50*	*0.39*	*0.6*	*2.13*	*1.5m @ 1.02g/t Au*	*1.5m @ 1.02g/t Au*	SX
CRED22-01	*104.95*	*107.30*	*2.35*	*1.35*	*1.1*	*3.17*	*0.8m @ 3.83g/t Au*	*0.5m @ 5.59g/t Au*	104.95 - 105 OX 105 - 107.3 SX
CRED22-01	*116.90*	*122.55*	*5.65*	*0.24*	*1.3*	*1.38*	*0.6m @ 1.42g/t Au*		116.9 - 120.73 SX 120.73 - 122.55 OX
CRED22-01	*137.50*	*140.50*	*3.00*	*0.44*	*0.3*	*1.32*	*1.5m @ 0.62g/t Au*		SX
CRED22-01	*151.90*	*156.20*	*4.30*	*0.20*	*0.3*	*0.87*			SX
CRED22-01	*169.95*	*179.00*	*9.05*	*0.32*	*0.6*	*2.91*	*1.7m @ 1.43g/t Au*	*1.7m @ 1.43g/t Au*	SX
CRED22-01	*279.50*	*297.00*	*17.50*	*0.11*	*1.8*	*1.95*			SX
CRED22-01	*398.30*	*399.50*	*1.20*	*2.17*	*0.8*	*2.60*	*1.2m @ 2.17g/t Au*	*1.2m @ 2.17g/t Au*	SX
CRED22-01	*571.50*	*573.00*	*1.50*	*0.63*	*0.6*	*0.95*	*1.5m @ 0.63g/t Au*		SX

Criteria: Cut off grade 0.1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Table 4: Camino Rojo Drill Hole Collars

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX22-07	243658	2676063	1953	152	-74	1001
CRSX22-07C	243658	2676063	1953	152	-65	779
CRSX22-08	243680	2676269	1954	148	-73	922
CRSX22-08B	243680	2676269	1954	148	-73	881
CRSX22-08C	243680	2676269	1954	148	-73	929
CRSX22-09	243677	2676170	1951	152	-75	691
CRSX22-09A	243677	2676170	1951	151	-58	802
CRSX22-09B	243677	2676170	1951	150	-76	760
CRSX22-10	243599	2676109	1954	160	-60	785
CRSX22-10A	243599	2676109	1954	159	-61	790
CRSX22-10B	243599	2676109	1954	160	-61	585
CROX22-01	244153	2676098	1920	145	-56	282
CROX22-02	244190	2676120	1920	145	-59	290
CRED22-01	250253	2680276	1930	180	-65	600